BHP Half Year Report

December 2000

#BHP

BHP Limited
Australian Business Number 49 004 028 077

Registered Office:
45th Floor BHP Tower - Bourke Place
600 Bourke Street Melbourne 3000 Australia

CONTENTS

Page

REVIEW OF OPERATIONS	1
DIRECTORS' REPORT	8
FINANCIAL STATEMENTS Profit & loss statement Balance sheet Statement of cash flows Notes to the financial statements	9 10 11 12 13
DIRECTORS' DECLARATION	29
INDEPENDENT REVIEW REPORT	30
STATISTICS	31

Notes to the financial statements
1.	Basis of preparation of half year financial statements	13
2.	Revenue	13
3.	Depreciation and amortisation	14
4.	Borrowing costs	14
5.	Abnormal items	15
6.	Income tax	15
7.	Segment results	16
8.	Dividends	18
9.	Earnings per share	18
10.	Investments in associated entities	19
11.	Property, plant and equipment	19
12.	Exploration, evaluation and development expenditure capitalised	20
13.	Share capital	20
14.	Reserves	23
15.	Retained profits	24
16.	Notes to the statement of cash flows	24
17.	Reconciliation to United States generally accepted accounting principles disclosures	25
18	Significant events after end of half year	28

All amounts are expressed in Australian dollars unless otherwise stated.

BHP LIMITED AND ITS CONTROLLED ENTITIES

The Directors present their report together with the consolidated financial statements for the half year ended 31 December 2000 and the auditors' review report thereon.

REVIEW OF OPERATIONS
	Half year ended
Results Summary	31 December 2000	30 November 1999	Change
Revenue ($ million) -Sales revenue	10 506	9 527	+10.3%
-Other revenue	248	610	-59.3%
	10 754	10 137	+6.1%
Net profit attributable to BHP Entity shareholders($ million)	1 427	1 081	+32.0%
Basic earnings per share(cents)	80.0	61.5	+30.1%

The profit after tax attributable to BHP shareholders for the half year ended 31 December 2000 was $1 427 million. This was a record result and an increase of $346 million or 32.0% compared with the corresponding half year ended 30 November 1999.

Basic earnings per share were 80.0 cents compared with 61.5 cents for the corresponding period.

The following major factors affected profit after tax attributable to BHP shareholders for the half year ended 31 December 2000 compared with the corresponding period:

Prices (positive impact of $380 million)

Higher prices after commodity hedging for petroleum products and copper increased profit by approximately $355 million compared with the corresponding period.

Exchange rates (positive impact of $315 million)

Foreign currency fluctuations net of hedging had a favourable effect of approximately $315 million compared with the corresponding period.

New operations (positive impact of $100 million)

Profits from the Laminaria/Corallina and Buffalo oil fields (North West Australia) contributed approximately $150 million for the period. These were partly offset by increased losses of approximately $50 million from HBI Venezuela and HBI Western Australia. These losses were mainly due to production ramp-up difficulties at both facilities, the cessation of interest capitalisation following commissioning at HBI Venezuela, and the expensing of capital to resolve process and operational difficulties at HBI Western Australia.

Asset sales (negative impact of $60 million)

Profits from asset sales were approximately $60 million lower than in the corresponding period.

Costs (negative impact of $60 million)

Costs had an unfavourable effect of approximately $60 million compared with the corresponding period. This was partly due to higher superannuation contributions following the cessation of a superannuation contribution holiday in December 1999, and implementation costs associated with the introduction of Shared Business Services. These were partly offset by lower borrowing costs due mainly to reduced debt levels.

Exploration (negative impact of $45 million)

Exploration expenditure charged to profit was approximately $45 million higher than in the corresponding period mainly reflecting activity in the Gulf of Mexico (USA), Latin America and Australia.

Volumes (negative impact of $35 million)

Lower petroleum sales volumes at Bass Strait (Victoria) due to natural field decline and pipeline damage between Longford and Long Island Point decreased profits by approximately $60 million compared with the corresponding period. This was partly offset by higher iron ore shipments which increased profits by approximately $20 million compared with the corresponding period.

Other (negative impact of $245 million)

The corresponding period included a tax benefit of approximately $270 million comprising a benefit of $160 million arising from the restatement of deferred tax balances as a consequence of the Australian company tax rate changes and a benefit of approximately $110 million arising from finalisation of funding arrangements related to the Beenup mineral sands project (Western Australia). The half year ended 31 December 2000 included additional tax benefits of approximately $75 million in respect of certain overseas exploration expenditure for which no deduction has previously been recognised.

Outside equity interests' share of net profit increased by approximately $50 million mainly due to improved results at the Ok Tedi (PNG) copper mine and adjustments in the corresponding period attributable to minority shareholders of the Moura (Queensland) coal mine following its sale in August 1999.

Dividend

An unfranked dividend of 25 cents per share was declared and paid during the half year, unchanged from dividends declared in the corresponding period.

Segment Results (after tax)

Following various asset sales and an internal reorganisation, the Services segment ceased to be reported from 1 July 2000.

As a consequence, Transport and Logistics is reported in Steel and remaining Services' activities including Shared Business Services, Insurances and Corporate Services are reported in Group and unallocated items. Comparative data has been adjusted accordingly. 1999 data for Services mainly relates to profits from businesses which have been sold.

Half year ended
	31 December 2000	30 November 1999
	$ million	$ million	Change %

Minerals	834	582	+43.3

Petroleum	897	459	+95.4

Steel	252	272	-7.4

Services		3

Net unallocated interest	(220)	(256)

Group and unallocated items	(307)	2

Net profit before outside equity interests	1 456	1 062	+37.1

Outside equity interests	(29)	19

Net profit attributable to BHP shareholders	1 427	1 081	+32.0

Minerals

Minerals' result for the half year was a profit of $834 million, an increase of $252 million or 43.3% compared with the corresponding period.

Major factors which contributed to the result were:

  favourable effect of the lower A$/US$ exchange rate;
  higher average copper prices, net of hedging; and
  higher iron ore prices and volumes.

These were partly offset by:

  increased equity accounted losses from HBI Venezuela following production ramp-up difficulties and the cessation of interest capitalisation following commissioning;
  the restatement of deferred tax balances in the corresponding period following the Australian company tax rate changes;
  profits in the corresponding period from the sale of assets; and
  increased losses from HBI Western Australia, including the expensing of capital to resolve process and operational difficulties.

Persistent commissioning difficulties at HBI Venezuela, a significant deterioration in the price received for the product, and possible partner funding issues, have led BHP to commence a review of its continued investment in this asset. The review will be conducted during the third quarter.

The average price booked for copper shipments for the period, after hedging and finalisation adjustments, was US$0.84 per pound (1999 - US$0.76). Finalisation adjustments after tax, representing adjustments on shipments settled since 30 June 2000, were $15 million favourable (1999 - $32 million favourable).

Unhedged copper shipments not finalised at 31 December 2000 have been brought to account at the London Metal Exchange (LME) copper spot price on Friday 29 December 2000 of US$0.82 per pound.

Exploration expenditure was $51 million for the half year (1999 - $30 million) and the charge against profit was $45 million (1999 - $25 million).

Significant developments during the half year included:

  BHP and Mitsubishi Development Pty Ltd jointly acquired QCT Resources Limited (QCT). In December 2000, a range of integration activities was announced, including the closure of South Blackwater (Queensland) underground mining by December 2001 and the combining of the South Blackwater open cut operations with the existing CQCA Blackwater mine;
  BHP and its joint venture partners in the Escondida (Chile) copper mine approved the US$1.045 billion Escondida Phase IV expansion project (BHP share US$600 million (A$1.090 billion)). The expansion will be completed within two years and will increase ore processing facilities by 85% resulting in an average increase in copper production of 400,000 tonnes per annum, boosting average total production to 1.2 million tonnes per annum over the first five years of full production;
  approval was granted for the US$148 million development of an underground longwall mine at the San Juan thermal coal operations in New Mexico (USA). The mine will replace the existing San Juan and La Plata surface mines and will be the sole coal source for the adjacent San Juan Generating Station;
  BHP announced it would continue to operate its West Australian HBI plant based on strict technical and financial performance criteria relating to campaign length, productivity, maintenance turnaround and input costs. Continued operation requires an additional $110 million capital investment over the next 18 months to implement additional technical modifications across the plant; and
  BHP reached agreement with Falconbridge Limited on the formation of a joint venture which may lead to the development of the Gag Island nickel laterite project in Indonesia.

Petroleum

Petroleum's result for the half year was a profit of $897 million, an increase of $438 million or 95.4% compared with the corresponding period.

Major factors which contributed to the result were:

  higher average realised oil price net of commodity hedging of A$53.28 per barrel (1999 - A$29.47 per barrel), reflecting higher US dollar prices (2000 - US$29.26 per barrel; 1999 - US$19.16 per barrel). The average realised oil price before commodity hedging was US$31.34 per barrel (1999 - US$21.41 per barrel);
  profits from the Laminaria/Corallina and Buffalo oil fields which commenced operations in November 1999 and December 1999 respectively;
  favourable effect of lower A$/US$ exchange rate;
  higher LPG, LNG and natural gas prices; and
  additional tax benefits in respect of certain overseas exploration expenditure for which no deduction has previously been recognised.

These were partly offset by:

  lower Bass Strait oil sales volumes;
  the restatement of deferred tax balances in the corresponding period following the Australian company tax rate changes; and
  higher exploration charged to profit reflecting activity in the Gulf of Mexico, Latin America and Australia.

Oil and condensate production was 15.7% higher than the corresponding period due to the start-up of the Laminaria/Corallina and Buffalo oil fields and additional oil production from Cossack Pioneer (North West Australia). These were partly offset by lower oil volumes at Bass Strait due to natural field decline and pipeline damage between Longford and Long Island Point.

Natural gas production was 8.1% higher than the corresponding period. This was largely attributable to higher volumes from Bass Strait due to weather conditions, higher nominations at Bruce (UK), and increased facility capacity of the US producing properties, partly offset by lower volumes at Liverpool Bay (UK) due to a planned shutdown in September 2000.

Liquefied natural gas (LNG) production at the North West Shelf (Western Australia) was 5.5% lower than the corresponding period. This was largely attributable to the Train 2 planned shutdown and the unplanned Train 1 shutdown in October 2000.

Exploration expenditure for the half year was $162 million (1999 - $100 million). Exploration expenditure charged to profit was $104 million (1999 - $79 million).

Significant developments during the half year included:

  a Risk Service Contract was signed with the Algerian national oil company, SONATRACH, for the development of four gas/condensate reservoirs in the Ohanet region of Algeria;
  BHP agreed to sell a parcel of interests in its Algerian oil and gas exploration and development activities to Woodside Petroleum Ltd. Woodside will take a 15 per cent interest in the Ohanet Risk Service Contract, a 50 per cent interest in the Boukhechba Production Sharing Contract and a 50 per cent interest in the Ouest Hassi R'Mel Gas Study Agreement. The transaction is subject to Algerian government and SONATRACH approvals;
  BHP agreed to sell its interest in the Buffalo oil field to a subsidiary of InterOil Corporation. However, BHP's joint venture partner Nexen Petroleum Australia Pty Ltd exercised its pre-emptive right to purchase the interest. The sale, on the same terms and conditions, is subject to government approvals and is expected to be completed before April 2001;
  Letters of Intent were signed with Tokyo Gas Co. Ltd and Toho Gas Co. Ltd of Japan for the sale and purchase of LNG from the North West Shelf (NWS). The agreements were signed by the six NWS LNG sellers and cover the supply of LNG for a period of 25 years starting in 2004, building to a volume of one million tonnes per annum (mtpa) by 2006. (BHP share 0.17mtpa);
  approval was granted for the development of the Echo/Yodel gas condensate field on the NWS;
  results from the Atlantis-2 appraisal well and sidetrack confirmed a major oil accumulation with a multi-hundred million barrel resource potential. Atlantis-2, located in the Atwater Foldbelt ultra deepwater area of the Gulf of Mexico, encountered oil bearing sands with net pay in excess of 153 metres (500 feet). Results of the Atlantis-2 sidetrack well confirmed a lateral extension of the known range of the Atlantis hydrocarbon accumulation of up to 1.6 kilometres (one mile) from the original wellbore, and also confirmed the continuity and quality of the Miocene reservoir sands with a net pay in excess of 92 metres (300 feet true vertical thickness); and
  BHP Petroleum acquired a 4.95 per cent interest in the Genesis field in the deep water Gulf of Mexico.

Steel

Steel's result for the half year was a profit of $252 million, a decrease of $20 million or 7.4% compared with the corresponding period.

Major factors which contributed to the result were:

  the benefits from lower A$/US$ exchange rates;
  one-off benefits realised on the spin-out of OneSteel Limited;
  higher prices; and
  improved performance from overseas businesses.

These were offset by:

  the restatement of deferred tax balances in the corresponding period following the Australian company tax rate changes; and
  lower sales volumes of coated products to the Australian market.

Steel despatches from continuing flat and coated operations were 2.47 million tonnes for the half year, 3% above the corresponding period:

-Australian domestic despatches were 0.99 million tonnes, down 4% compared with the corresponding period. A decline in the domestic market was partly offset by the inclusion of despatches to OneSteel Limited from 1 November 2000;

-Australian export despatches were 1.06 million tonnes, up 15%;

-New Zealand steel despatches were 0.25 million tonnes, down 12%; and

-despatches from overseas plants were 0.17 million tonnes, up 19%.

Steel despatches from discontinuing operations for the half year were 0.69 million tonnes, 58% below the corresponding period. This was primarily due to the spin-out of OneSteel Limited and the sale of the US West Coast businesses in June 2000.

Significant developments during the half year included:

  the spin-out of the Long Products business, OneSteel Limited, in October 2000; and
  the signing of an agreement with e-STEEL Corporation to build and operate a customised steel-based e-commerce network.

Net unallocated interest

Net unallocated interest expense was $220 million for the half year compared with $256 million for the corresponding period. This decrease was mainly due to significantly lower funding levels, partly offset by higher interest rates in the US and Australia, the unfavourable effect of exchange rate movements, and lower capitalised interest.

Group and unallocated items

The result for Group and unallocated items was a loss of $307 million for the half year compared with a profit of $2 million for the corresponding period. The corresponding period included a tax benefit of $112 million arising from finalisation of funding arrangements related to the Beenup mineral sands project.

The result for the half year included losses of $208 million after tax from external foreign currency hedging compared with losses of $80 million after tax in the corresponding period. This predominantly reflects the lower value of the Australian dollar relative to the US dollar for hedging contracts settled in the half year.

The result also included implementation costs associated with the introduction of Shared Business Services.

Significant developments during the half year included:

  on 18 October 2000, following appeal by the Australian Taxation Office (ATO) the Full Bench of the Federal Court ruled in favour of the ATO concerning the deductibility of financing costs paid to General Electric Company in connection with the acquisition of the Utah Group in the early 1980s. BHP is seeking leave to appeal to the High Court of Australia. The Company disclosed a contingent liability of $211 million, as at 30 June 2000, in the 2000 Annual Report. No adjustments will be made to the Group accounts pending finalisation of this matter; and
  a 'self insurance' model to manage commodity and currency price risks was adopted. The 'self insurance' model utilises natural hedges as the principal means of managing market risk. Hedging transactions will only be undertaken when it is necessary to mitigate residual risk from underlying exposures in order to support the Company's strategic objectives. Based on the current composition of BHP's asset portfolio, there is no requirement to hedge for the forseeable future. Current hedged positions in oil will be allowed to mature over the remainder of this financial year and currency positions will be allowed to mature through to 2004. BHP may infrequently and to a limited extent enter into strategic financial transactions when there is perceived to be a significant under or over valuation of a commodity market represented within the BHP portfolio. Such transactions would not be accounted for as hedging transactions.

Outside equity interests

Outside equity interests' share of net profit increased mainly due to improved results at the Ok Tedi copper mine and adjustments in the corresponding period attributable to minority shareholders of the Moura coal mine following its sale in August 1999.

CONSOLIDATED FINANCIAL RESULTS

Revenue

Sales revenue of $10 506 million increased by $979 million or 10.3% compared with the corresponding period. This mainly reflects the effect of the lower A$/US$ exchange rate and higher prices for petroleum products and copper. Other revenue, including interest income, decreased by $362 million mainly reflecting lower proceeds from asset sales. Total revenue increased by $617 million to $10 754 million.

Depreciation and Amortisation

Depreciation and amortisation charges increased by $95 million to $1 057 million. This mainly reflects depreciation on recently commissioned operations and the unfavourable effect of exchange rate variations, partly offset by depreciation in the corresponding period on businesses now sold.

Borrowing Costs

Borrowing costs decreased by $43 million to $312 million, mainly due to significantly lower funding levels, partly offset by higher interest rates, the unfavourable effect of exchange rate movements and lower capitalised interest.

Tax Expense

Tax expense of $621 million was $469 million higher than for the corresponding period. The charge for the half year represented an effective tax rate of 29.9% (1999 - 12.5%). This is lower than the nominal Australian tax rate of 34% primarily due to the recognition of tax benefits in respect of certain prior year overseas exploration expenditure for which no deduction has previously been recognised. This was partly offset by overseas exploration expenditure for which no deduction is presently available, non-deductible interest expense on preference shares, and non-deductible accounting depreciation and amortisation.

Financial Ratios

At 31 December 2000 BHP's gearing ratio was 38.6% compared to 42.7% at 30 June 2000.

Based on earnings before interest paid and tax (EBIT), interest cover for the half year was 7.6 times compared with 3.3 times for the thirteen months ended June 2000 and 4.2 times for the corresponding period. Based on earnings before interest paid, tax and depreciation (EBITDA), interest cover for the half year was 10.9 times compared with 8.1 times for the thirteen months ended June 2000 and 6.8 times for the corresponding period.

SIGNIFICANT EVENTS AFTER END OF HALF YEAR

No matter or circumstance has arisen since the end of the half year that has significantly affected or may significantly affect the operations, the results of operations or state of affairs of the Company in subsequent financial periods, other than the following:

  BHP entered into an agreement to acquire a 20 per cent equity interest in Brazilian company Caemi Mineração e Metalurgia S.A. (Caemi) from the current controlling shareholders for a consideration of US$332 million. The 20 per cent equity interest comprises 60 per cent of voting capital in Caemi, which is a diversified company with interests in iron ore, kaolin and transport and logistics. Completion of the acquisition is subject to competition law approval by the European Commission and a waiver, or non-exercise, by Mitsui & Co. Ltd. of its right of first refusal, which exists for 60 days. Following completion of the acquisition, BHP will make a delisting tender offer for preferred shares subject to Caemi shareholder approval; and
  BHP announced that it would implement an on-market buyback program for the purchase of up to 90 million of its shares (approximately five per cent of issued capital). No time period has been set for the share buyback.

DIRECTORS' REPORT

Board of Directors

The Directors of the Company in office during or since the end of the half year are:

B C ALBERTS - a Director since January 2000;
P M ANDERSON - Managing Director and Chief Executive Officer since December 1998;
D R ARGUS - Chairman since April 1999;
M A CHANEY - a Director since May 1995;
J C CONDE - a Director since March 1995;
D A CRAWFORD - a Director since May 1994;
D A JENKINS - a Director since March 2000;
R J McNEILLY - Executive Director since July 1991;
J T RALPH - a Director since November 1997; and
J M SCHUBERT - a Director since June 2000.

Review of operations

Refer pages 1 - 7.

Rounding of amounts

The Company is a company of a kind referred to in Class Order No. 98/0100 dated 10 July 1998 issued by the Australian Securities and Investments Commission. Amounts in this report, unless otherwise indicated, have been rounded in accordance with that Class Order to the nearest million dollars.

Signed in accordance with a resolution of the Board.

D R Argus
Chairman of Directors

Dated in Melbourne this 13th day of March 2001.

Financial Statements

for the half year ended 31 December 2000

PROFIT & LOSS STATEMENT

for the half year ended (a)

	Notes	31 December 2000	30 November 1999
		$ million	$ million
Revenue from ordinary activities
Sales	2	10 506	9 527
Share of net results of associated entities	2	(22)	17
Other revenue	2	270	593

		10 754	10 137

Operating expenses and cost of sales		7 308	7 606
Depreciation and amortisation	3	1 057	962
Borrowing costs	4	312	355
Profit from ordinary activities before income tax		2 077	1 214

deduct
Tax expense attributable to ordinary activities	6	621	152
Net profit	7	1 456	1 062

deduct/(add)
Outside equity interests in net profit		29	(19)

Net profit attributable to members of the BHP Entity		1 427	1 081

Adjustment for initial adoption of revised accounting standard AASB 1016: Accounting for Investments in Associates			124

Net exchange fluctuations on translation of foreign currency net assets and foreign currency borrowings net of tax		271	19

Total direct adjustments to equity attributable to members of the BHP Entity		271	143
Total changes in equity other than those resulting from transactions with owners		1 698	1 224

(a) 31 December refers to the six months ended 31 December 2000. 30 November refers to the six months ended 30 November 1999. Refer Note 1 (Impact of change of financial year).

The accompanying notes form part of these financial statements.

BALANCE SHEET

as at
Assets		31 December	30 June	30 November
	Notes	2000	2000	1999
		$ million	$ million	$ million
Current assets
Cash assets		397	684	464
Receivables		2 498	2 629	2 634
Investments		355	359	481
Inventories		1 768	2 138	2 239
Other		263	271	228

Total current assets		5 281	6 081	6 046
Non-current assets
Receivables		194	189	189
Investments in associated entities	10	1 130	632	307
Other financial assets		303	499	376
Inventories		135	159	172
Property, plant and equipment	11	16 240	17 567	19 839
Exploration, evaluation and development expenditure capitalised	12	2 306	2019	2 115
Intangible assets		2	130	168
Tax assets		988	1 268	958
Other		870	800	746

Total non-current assets		22 168	23 263	24 870

Total assets		27 449	29 344	30 916
Liabilities
Current liabilities
Payables		2 444	2 566	2 308
Interest bearing liabilities		882	2 530	1 918
Tax liabilities		191	192	236
Other provisions		980	1 535	1 328

Total current liabilities		4 497	6 823	5 790
Non-current liabilities
Payables		36	45	76
Interest bearing liabilities		6 331	5 868	9 010
Tax liabilities		1 826	1 896	2 006
Other provisions		3 680	3 707	3 520

Total non-current liabilities		11 873	11 516	14 612

Total liabilities		16 370	18 339	20 402

Net assets		11 079	11 005	10 514
Shareholders' equity
Shareholders' equity attributable to members of the BHP Entity
Share capital	13	5 919	7 093	6 944
Reserves	14	675	419	309
Retained profits	15	3 814	2 841	2 590

		10 408	10 353	9 843
Shareholders' equity attributable to outside equity interests		671	652	671

Total shareholders' equity		11 079	11 005	10 514

The accompanying notes form part of these financial statements.

Statement of Cash Flows

for the half year ended (a)

	Notes	31 December 2000	30 November 1999
		$ million	$ million
Cash flows related to operating activities

Receipts from customers		10700	9194
Payments to suppliers, employees, etc		(7595)	(7836)
Dividends received		33	1
Interest received		53	39
Borrowing costs		(352)	(508)
Proceeds from gas sales contract price re-negotiation		-	231
Other		203	253

Operating cash flows before income tax		3042	1374
Income taxes paid		(217)	(106)

Net operating cash flows		2825	1268

Cash flows related to investing activities

Purchases of property, plant and equipment		(683)	(471)
Exploration expenditure		(212)	(137)
Purchases of investments		(498)	(106)

Investing outflows		(1393)	(714)

Proceeds from sale of property, plant and equipment		31	407
Proceeds from sale or redemption of investments		96	-
Proceeds from OneSteel spin out		661
Proceeds from disposal, sale or partial sale of controlled entities
and joint venture interests net of their cash		-	13

Net investing cash flows		(605)	(294)

Cash flows related to financing activities

Proceeds from ordinary share issues		49	130
Borrowings		650	1531
Repayment of borrowings		(2255)	(2059)
Dividends paid		(891)	(485)
Other		(36)	107

Net financing cash flows		(2483)	(776)

Net (decrease)/increase in cash and cash equivalents		(263)	198

Cash and cash equivalents at beginning of half year		937	573
Effect of exchange rate changes on cash and cash equivalents		7	4

Cash and cash equivalents at end of half year	16	681	775

(a) 31 December refers to the six months ended 31 December 2000. 30 November refers to the six months ended 30 November 1999. Refer Note 1 (Impact of change of financial year).

The accompanying notes form part of these financial statements.

Notes to the Financial Statements

1  Basis of preparation of half year financial statements

These statements are general purpose half year consolidated financial statements that have been prepared in accordance with the requirements of the Corporations Law, Australian Stock Exchange Listing Rules, Australian Accounting Standard AASB 1029: Half Year Accounts and Consolidated Accounts and Urgent Issues Group Consensus Views, and give a true and fair view of the matters disclosed. These half year financial statements and reports should be read in conjunction with the annual financial statements for the 13 month period ended 30 June 2000 and any public announcements made by BHP Limited and its controlled entities during the half year in accordance with continuous disclosure obligations arising under the Corporations Law and Australian Stock Exchange Listing Rules.

Accounting policies have been consistently applied by all entities in the BHP Group and are consistent with those of the previous financial year.

Effect of change in financial year

Following the change in financial year for the BHP Group from 31 May to 30 June effective 30 June 2000, the period covered by these financial statements is the six months ended 31 December 2000. All references to the corresponding period in these statements are references to the six months ended 30 November 1999.

2  Revenue
	Half year ended
	2000	1999
	$ million	$ million
Revenue from ordinary activities

Sales
Sale of goods	10 236	9 255
Rendering of services	270	272

Total sales	10 506	9 527

Share of net results of associated entities	(22)	17

Other revenue

Interest revenue	47	42
Dividend income	5	1
Proceeds from sale of assets	137	464
Management fees	29	14
Other revenue	52	72

Total other revenue	270	593

3  Depreciation and amortisation
	Half year ended
	2000	1999
	$ million	$ million
Depreciation relates to
Buildings	57	56
Plant, machinery and equipment	834	788
Mineral rights	24	32
Exploration, evaluation and development expenditures carried forward	136	76
Capitalised leased assets	2	2

Total depreciation	1 053	954
Amortisation (a)(b)	4	8
Total depreciation and amortisation	1 057	962

(a) Amortisation relates to goodwill only (not tax effected).

	Half year ended
	2000	1999
	$ million	$ million
(b) Profit from ordinary activities restated to exclude amortisation of goodwill

Net profit before outside equity interests	1 456	1 062
Add amortisation of goodwill	4	8
Net profit before outside equity interests and amortisation of goodwill	1 460	1 070
(deduct)/add outside equity interests	(29)	19
Net profit (before amortisation of goodwill) attributable to members of the BHP Entity	1 431	1 089

4  Borrowing costs

	Half year ended
	2000	1999
	$ million	$ million
Borrowing costs paid or due and payable

on borrowings	313	370
on finance leases	2	2
Total borrowing costs	315	372
Deduct Amounts capitalised	3	17
Borrowing costs charged against profit	312	355

5  Abnormal items

The following abnormal items are included in the results for the half years ended:
$ million
Gross	Tax	Net
31 December 2000
-	-	-

	30 November 1999
Tax benefit arising from the restatement of deferred tax balances as a consequence of the Australian company tax rate change to 34% applicable from 1 July 2000, and then to 30% applicable from 1 July 2001	-	160	160
Tax benefit arising from finalisation of funding arrangements related to the Beenup mineral sands project	-	112	112
Total abnormal items	-	272	272

6  Income tax
	Half year ended
	2000	1999
	$ million	$ million
The prima facie tax on profit from ordinary activities differs from the income tax provided in the accounts and is calculated as follows:
Profit from ordinary activities before income tax	2 077	1 214

Tax calculated at 34 cents in the dollar (1999 - 36 cents in the dollar) on profit from ordinary activities before income tax	706	437
deduct tax effect of
Australian tax rate change		160
Finalisation of Beenup funding arrangements		112
Recognition of prior year tax losses	173	72
Amounts over provided in prior years	19	45
Investment and development allowance	19	13
Overseas tax rate change	14
Research and development incentive	2	3
Rebate for dividends	2	-
Exempt income	3	-
	474	32
Add/(deduct) tax effect of
Foreign expenditure including exploration not presently deductible	41	24
Non-deductible dividends on redeemable preference shares	33	34
Non-deductible accounting depreciation and amortisation	15	32
Non-tax effected operating losses	10	13
Tax differential- non-Australian income	9	(13)
Foreign exchange/other	39	30
Income tax expense attributable to ordinary activities	621	152

Effective tax rate	29.9%	12.5%

7  Segment results

The predominant activities of the BHP Group by industry classification are:

-Minerals (exploration for and mining, processing and marketing of iron ore, coal, diamonds, silver, lead, zinc, copper and copper by-products including gold);

-Petroleum (exploration for and production, processing and marketing of hydrocarbons); and

-Steel (manufacture and marketing of steel products along with transport and logistics).

Net unallocated interest represents the net after tax cost of debt funding to the BHP Group excluding interest received by or paid by business segments involving mainly joint venture partner finance.

Group and unallocated items represent Group Centre functions.

$ million
	External Revenue	Intersegment revenue	Depreciation and amortisation	Net profit (b)	Segment Assets		Capital expenditure (c)
					Gross	Net
Industry classification (a)	2000

Minerals	4 430	163	426	834	12 909	9 057	311
Petroleum	3 204	15	447	897	7 746	3 850	420
Steel (d)	3 289	312	178	252	5 381	3 829	51
Net unallocated interest	39			(220)
Group and unallocated items (e)	(208)	22	6	(307)	1 413	(5657)	38

BHP Group	10 754	512	1 057	1 456	27 449	11 079	820

$ million
	External Revenue	Intersegment revenue	Depreciation and amortisation	Net profit (b)	Segment Assets		Capital expenditure (c)
					Gross	Net
Industry classification (a)	1999

Minerals	4 057	178	413	582	12 865	9 337	115
Petroleum	2 070	7	314	459	7 751	4 031	231
Steel (d)	3 938	205	222	272	8 760	6 894	62
Services	84	130	6	3	169	(7)	2
Net unallocated interest	25			(256)
Group and unallocated items (e)	(37)	5	7	2	1 371	(9741)	11

BHP Group	10 137	525	962	1 062	30 916	10 514	421
  Following various asset sales and an internal reorganisation, the Services segment ceased to exist from 1 July 2000. As a consequence, Transport and Logistics is reported in Steel and remaining Services' businesses including Shared Business Services, Insurances and Corporate Services are reported in Group and unallocated items. Comparative data has been adjusted accordingly. 1999 data for Services mainly relates to sold businesses including Engineering and Information Technology.
  Before outside equity interests.
  Excluding capitalised borrowing costs and capitalised exploration.
  Includes the OneSteel business, which was spun-out with effect from 31 October 2000.
  Includes consolidation adjustments.

7  Segment results (cont.)

$ million
	External operating revenue	Intersegment operating revenue	Net Profit (a)	Gross segment assets
Geographical classification	2000

Australia	7 232	136	1 106	14 584
North America	859	7	173	2 849
United Kingdom	378	-	113	2 322
South America	1 038	-	187	4 558
Papua New Guinea	425	-	40	1 083
New Zealand	289	-	35	541
South East Asia	335	-	28	904
Other countries	159	-	(6)	608
	10 715	143	1 676	27 449
Net unallocated interest	39		(220)
BHP Group	10 754	143	1 456	27 449

	External operating revenue	Intersegment operating revenue	Net Profit (a)	Gross segment assets
Geographical classification	1999

Australia	6 126	100	895	18 581
North America	1 456	10	134	3 077
United Kingdom	448	-	76	2 388
South America	855	1	173	3 783
Papua New Guinea	421	-	13	1 085
New Zealand	364	-	19	692
South East Asia	308	-	13	915
Other countries	134	-	(5)	395
	10 112	111	1 318	30 916
Net unallocated interest	25		(256)
BHP Group	10 137	111	1 062	30 916

(a) Before outside equity interests.

8  Dividends
	Half year ended
	2000	1999
	$ million	$ million

Half yearly dividend or equivalent paid to members of the BHP Entity (a)	446	440

(a) The dividend for the December 2000 half year of $0.25 per share paid on 6 December 2000 was unfranked. (1999 - $0.25 per share unfranked). The dividend was paid entirely from the foreign dividend account and was therefore not subject to withholding tax. Having regard to the existing franking account balances, provision for income tax and any dividends payable and receivable as recognised in the accounts, the Group has an amount of franking credits available for subsequent reporting periods of $158 million at 34 cents in the dollar at 31 December 2000. The extent to which future dividends will be franked is uncertain, but the current outlook is for no franking of any dividends payable prior to 30 June 2001 and full franking for any dividends payable in the period 1 July to 31 December 2001.

9  Earnings per share

Basic earnings per share (cents) (a) (b)	80.0	61.5

Diluted earnings per share (cents)	78.9	60.2

Weighted average number of fully paid shares (millions)
- basic earnings per share	1 784	1 758
- diluted earnings per share (c)	1 828	1 823

(a)Based on net profit attributable to members of the BHP Entity.
(b)	Basic earning per American Depositary Share (ADS) (cents)	160.0	123.0
For the periods indicated, each ADS represents two ordinary shares.

(c)The weighted average diluted number of ordinary shares has been adjusted for the effect of Employee Share Plan options and Executive Share Scheme partly paid shares to the extent they were dilutive at balance date. Refer note 13 for details of shares issued under these plans.

10  Investments in associated entities

Major shareholdings in associated entities	Principal activities	Reporting date	Ownership interest (a)				Carrying value of investment
			At associate's reporting date		At BHP Group reporting date
			2000	1999	31 Dec 2000	30 June 2000	31 Dec 2000	30 Jun 2000	30 Nov 1999
			%	%	%	%	$m	$m	$m

Samarco Mineracao S.A.	Iron ore mining	31 Dec	50.0	49.0	50.0	50.0	426	394	164
Orinoco Iron C.A.	HBI production	30 Sept	50.0	50.0	50.0	50.0	277	238	143
QCT Resources Limited	Coal Mining	30 Jun	50.0		50.0		427
							1 130	632	307

	Half year ended
	2000	1999
	$million	$million

Movements in carrying amount of investments in associated entities
Carrying amount of investment in associated entities at beginning of half year	632	86
Adjustment of initial adoption of equity accounting		124
Share of associated entities net profit after tax	(22)	17
Increased investment in associated entities	491	75
Dividends received/receivable from associated entities	(29)	-
Exchange fluctuation	59	-
Other movements	(1)	5
Carrying amount of investments in associated entities at end of half year	1 130	307
  Ownership interest reflects the interest held at the end of the half year, and at the associated entities most recent balance date. The proportion of voting power held by the BHP Group corresponds to ownership interest.

11  Property, plant and equipment

		31 December	30 June	30 November
	Notes	2000	2000	1999
		$ million	$ million	$ million
By category, net of accumulated depreciation

Land and buildings		1 471	1 777	1 998
Plant, machinery and equipment		13 582	14 592	16 580
Mineral rights		1 137	1 146	1 169
		16 190	17 515	19 747

Capitalised leased assets		50	52	92

Total property, plant and equipment		16 240	17 567	19 839

12  Exploration, evaluation and development expenditure capitalised
		31 December	30 June	30 November
	Notes	2000	2000	1999
		$ million	$ million	$ million
Exploration, evaluation and development expenditures carried forward in areas of interest
- now in production		1 393	1 421	1 521
- in development stage but not yet producing (a)		498	223	84
- in exploration and/or evaluation stage (a)		415	375	510
Total exploration, evaluation and development expenditure capitalised		2 306	2 019	2 115

(a) Details of movement in development stage but not yet producing and in exploration and/or evaluation stage	Development stage but not yet producing		Exploration and/or evaluation stage
	2000	1999	2000	1999
	$ million	$ million	$ million	$ million
Balance at the beginning of the half year	223	130	375	486
Expenditure incurred during the half year	243	10	213	130
Expenditure expensed during the half year	-	-	(149)	(104)
Transferred to development	-		(11)	-
Transferred from exploration and/or evaluation	11	-
Transferred to production	-	(57)
Disposals	-	-	-	-
Depreciation	(1)	-	(35)	(14)
Exchange fluctuations and other movements	22	1	22	12
Balance at the end of the half year	498	84	415	510

13  Share capital
		31 December	30 June	30 November
	Notes	2000	2000	1999
		$ million	$ million	$ million
Paid up (a)- 1 785 946 791 ordinary shares fully paid (Jun 00 - 1 781 493 241 Nov 99 - 1 772 340 790)		5 919	7 093	6 944
- 415 000 ordinary shares each paid to five cents (Jun 00 - 415 000 Nov 99 - 772 500)		-	-	-
- 4 976 500 ordinary shares each paid to one cent (Jun 00 - 6 286 500 Nov 99 - 8 049 000)		-	-	-
		5 919	7 093	6 944

Movement in issued ordinary shares for the half year	Number of fully paid shares	Number of partly paid shares Paid to Paid to five cents one cent

Opening number of shares as	1 781 493 241	415 000	6 286 500
Shares issued upon exercise of Employee Share Plan Options (b)	3 019 050	-	-
Shares issued on exercise of Performance Rights (c)	125 000	-	-
Partly paid shares converted to fully paid	1 310 000	-	(1 310 000)

Closing number of shares (d)	1 785 946 791	415 000	4 976 500

13  Share capital (cont)

Options and Performance Rights

Month of issue	Number issued	Number of recipients	Number Exercised	Shares issued on exercise (e)	Number lapsed	Options/ Performance Rights outstanding at balance date	Exercise price	Exercise period (f)

Employee Share Plan Options (b)
December 2000	1 668 000	67	-	-	-	1 668 000	$19.43	Jul 2003 - Dec 2010
December 2000	1 121 500	59	-	-	-	1 121 500	$19.42	Jul 2003 - Dec 2010
November 2000	832 500	44	-	-	54 000	778 500	$18.52	Jul 2003 - Oct 2010
November 2000	3 760 000	197	-	-	23 500	3 736 500	$18.51	Jul 2003 - Oct 2010
April 2000	30 000	3	-	-	-	30 000	$17.13	Apr 2003 - Apr 2010
April 2000	454 000	5	-	-	-	454 000	$17.12	Apr 2003 - Apr 2010
December 1999	200 000	1	-	-	-	200 000	$19.21	Apr 2002 - Apr 2009
December 1999	150 000	1	-	-	-	150 000	$16.92	Apr 2002 - Apr 2009
October 1999	60 000	6	-	-	10 000	50 000	$17.06	Apr 2002 - Apr 2009
October 1999	51 000	3	-	-	-	36 000	$17.05	Apr 2002 - Apr 2009
July 1999	100 000	1	-	-	-	100 000	$17.13	Apr 2002 - Apr 2009
April 1999	21 536 400	45 595	-	-	6 171 100	15 365 300	$15.73	Apr 2002 - Apr 2009
April 1999	8 184 300	944	-	-	1 251 650	6 932 650	$15.72	Apr 2002 - Apr 2009
April 1998	177 500	16	-	-	-	177 500	$14.74	Apr 2001 - Apr 2003
April 1998	140 000	23	22 500	22 500	5 000	112 500	$14.73	Apr 2001 - Apr 2003
November 1997	7 910 900	16 411	3 393 100	3 393 100	669 350	3 848 450	$15.56	Nov 2000 - Nov 2002
November 1997	1 579 400	3 501	528 600	528 600	141 800	909 000	$15.55	Nov 2000 - Nov 2002
October 1997	3 992 000	379	855 300	855 300	85 000	3 051 700	$15.33	Oct 2000 - Oct 2002
October 1997	5 440 000	511	1 103 900	1 103 900	23 000	4 313 100	$15.32	Oct 2000 - Oct 2002
July 1997	395 500	36	-	-	55 000	340 500	$18.97	Jul 2000 - Jul 2002
July 1997	200 000	1	-	-	-	200 000	$18.96	Jul 2000 - Jul 2002
October 1996	848 100	46	295 500	295 500	191 100	361 500	$15.56	Oct 1999 - Oct 2001
October 1996	1 086 700	66	379 100	379 100	10 000	697 600	$15.55	Oct 1999 - Oct 2001
April 1996	295 000	5	17 500	17 500	260 000	17 500	$17.63	Apr 1999 - Apr 2001
April 1996	45 500	6	18 000	18 000	-	27 500	$17.62	Apr 1999 - Apr 2001
October 1995	17 000	3	17 000	17 000	-	-	$18.23	Oct 1998 - Oct 2000
October 1995	38 500	5	38 500	38 500	-	-	$18.22	Oct 1998 - Oct 2000
July 1995	48 000	2	48 000	48 000	-	-	$18.59	Jul 1998 - Jul 2000
July 1995	76 000	9	76 000	76 000	-	-	$18.58	Jul 1998 - Jul 2000

						44 679 300

Performance Rights (c)
December 2000	187 691	11	-	-	-	187 691	-	Nov 2000 - Nov 2010
November 2000	2 006 333	104	-	-	-	2 006 333	-	Nov 2000 - Nov 2010
March 1999	1 000 000	1	350 000	325 000	-	650 000	-	Mar 1999 - Mar 2009

						2 844 024

13  Share capital (cont)

  Share capital reduced by $1,243 million due to the spin out of OneSteel Limited, including spin out costs of $56 million. This reflected a capital reduction of $0.66 per share. The spin out resulted in BHP shareholders being issued one OneSteel Limited share for every four shares held in BHP Limited.
  The Employee Share Plan provides employees with the opportunity to acquire fully paid ordinary shares or options over ordinary shares in the BHP Entity at such times as the Directors deem appropriate. Shares and options issued under the Employee Share Plan are issued on the following terms:
  The limit on the number of shares and outstanding options or other right under all BHP's employee plans is 10% of issued ordinary capital.
  Shares may be offered for subscription for market value (which is the weighted average market price over the five days prior to issue) less a discount not exceeding 10%.
  The Board of Directors may specify an issue price for an option. The exercise price of an option is market value of BHP ordinary shares less a discount not exceeding 10%.
  Where shares are offered, interest free employee loans are available to fund the purchase of shares for a maximum period of 20 years, repayable by application of dividends or an equivalent amount. Any amounts outstanding are repayable at the end of that 20 year period.
  Each option is granted over one unissued ordinary share in BHP Limited.
  The Board of Directors may apply performance hurdles to the exercise of options.
  Options granted from April 1999 are 10 year options, not exercisable until after three years, and then only if performance hurdles are achieved. These performance hurdles relate to either one or both of two comparator groups (ASX 100 index and an international comparator group). BHP's performance in terms of total shareholder return is measured against either or both of these groups to determine whether a performance hurdle has been achieved.
  At cessation of employment an extension of the loan repayment period may be granted if the outstanding loan is in a non profitable position. The extension will be reviewed annually. If during the extension period the shares become profitable, the Company will arrange for the sale of those shares.
  Options carry no voting rights.
  Unexercised options will expire at the end of the exercise period
  Performance Rights (PR) have been issued to executive officers under the BHP Performance Share Plan. PR's constitute a right, issued by a trustee of a special purpose trust established by BHP, to require the trustee to acquire a BHP share on behalf of the executive, upon fulfilment of prescribed performance hurdles or completion of service conditions. Where a service condition or performance hurdle is fulfilled, related PR's are exercisable. The trustee acquires either by purchase on market or subscription, and the shares are held in trust until the executive requests that they be transferred. The PR's are currently issued on the following terms:
  The exercise price of the PR's is zero.
  PR's are not transferable.
  PR's carry no right to dividends.
  PR's carry no voting rights.
  PR's will lapse if performance hurdles or service conditions are not satisfied or in other specified situations.
  PR's lapse on the tenth anniversary of their date of issue unless previously exercised or lapsed on accordance with their terms of issue.
  The closing balance of fully paid shares has been adjusted downwards by 500 shares due to an over issue under the Employee Share Plan in the year ended 31 May 1998.
  Shares issued on exercise of Performance Rights include shares issued on market.
  Expiration period corresponds to the end of the exercise period.

14  Reserves
		31 December	30 June	30 November
	Notes	2000	2000	1999
		$ million	$ million	$ million

General reserve		166	170	170
Exchange fluctuation account		509	249	139

Total reserves		675	419	309

15  Retained profits
	Half year ended
	2000	1999
	$ million	$ million

Retained profits at the beginning of the half year	2 841	1 826
add/(deduct)
Net profit attributable to members of the BHP Entity	1 427	1 081
Adjustment for initial adoption of revised accounting standard AASB 1016: Accounting for Investments in Associates		124
Aggregate of amounts transferred from reserves	(8)	(1)
Dividends provided for or paid	(446)	(440)

Retained profits at the end of the half year	3 814	2 590

16  Notes to the statement of cash flows

Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash on hand and at bank and short term deposits at call, net of outstanding bank overdrafts.

Cash and cash equivalents comprise:
	31 December 2000	30 November 1999
	$ million	$ million

Cash	397	464
Short term deposits (a)	352	423
Bank overdrafts (b)	(68)	(112)

Total cash and cash equivalents	681	775

(a) Included in the balance sheet classification of Investments (Current assets).

(b) Included in the balance sheet classification of Interest bearing liabilities (Current liabilities).

Non-cash financing and investing activities
Shares issued:

Bonus Share Plan	-	61
Dividend Investment Plan	-	341

Other:

Employee Share Plan loan instalments	20	28

The Bonus Share Plan (BSP) is in lieu of dividends and the Dividend Investment Plan (DIP) is an application of dividends. The DIP was suspended following payment of the half yearly dividend on 24 November 1999. Since the dividend was unfranked, the BSP was suspended in accordance with the Company's Constitution and Rule 8 of the BSP on 17 September 1999.

The Employee Share Plan loan instalments represent the repayment of loans outstanding with the BHP Group by the application of dividends.

During the half year ended 31 December 2000, the BHP Group negotiated the purchase with deferred consideration, of property, plant and equipment with a value of $83 million. There were no transactions of this nature in the corresponding period

17  Reconciliation to United States (US) generally accepted accounting principles disclosures

The consolidated financial statements of the BHP Group are prepared in accordance with accounting principles generally accepted in Australia (Australian GAAP). The material differences affecting the profit and loss statement and shareholders' equity between generally accepted accounting principles as followed by the BHP Group in Australia and those generally accepted in the US (US GAAP) are summarised below:

Asset write-downs

Under Australian GAAP the impairment test for determining the recoverable amount of non-current assets may be applied either on a discounted or an undiscounted basis in estimating net future cash flows. As at 31 May 1998 the BHP Group changed its policy to a discounted basis using the weighted average pre-tax interest rate of the BHP Group's long-term borrowings. This test is applied both to impairment and to the calculation of the write-down.

Under US GAAP, an impairment test is required utilising undiscounted cash flows, followed by the application of discounting to any impaired asset.

These differences created adjustments to the profit and loss statement for the years ended 31 May 1999 and 31 May 1998 and adjustments in the balance sheet as at 31 May 1999 and 31 May 1998 representing the lower charge to profit and resultant higher asset values for the write-downs calculated under US GAAP. In subsequent financial periods, the difference in asset carrying values will be reduced through the inclusion of additional depreciation charges in the profit and loss statement. Refer 'Depreciation' below.

Depreciation

Revaluations of property, plant and equipment and investments are permitted in Australia with upward adjustments to the historical cost values reflected in a revaluation reserve which is part of shareholders' equity. In the case of property, plant and equipment, the depreciation charged against income increases as a direct result of such a revaluation. Since US GAAP does not permit property, plant and equipment to be valued at above historical cost, the BHP Group depreciation charge has been restated to reflect historical cost depreciation.

Following the 1999 and 1998 asset writedowns, the higher asset values under US GAAP are being depreciated in accordance with asset utilisation. Refer 'Asset write-downs' above.

Exploration, evaluation and development expenditures

The BHP Group follows the 'area of interest' method in accounting for petroleum exploration, evaluation and development expenditures. This method differs from the 'successful efforts' method followed by some US companies and adopted in this reconciliation to US GAAP, in that it permits certain exploration costs in defined areas of interest to be capitalised. Such expenditure capitalised under Australian GAAP is amortised in subsequent years.

Pension plans

The BHP Group charges to profit and loss the contributions made to pension plans. Under US GAAP the net periodic pension cost is charged to profit and loss in accordance with US Statement of Financial Accounting Standards No. 87.

Consolidation of Tubemakers of Australia Ltd (TOA)

Prior to consolidation, TOA was accounted for as an associated company and included in the equity accounting calculations. Under US GAAP, equity accounting was included in the consolidated results, while prior to the year ended 30 June 1999 Australian GAAP only permitted disclosure by way of note to the accounts. Thus under US GAAP the carrying value of the original equity interest in TOA was higher than under Australian GAAP, and the difference was reflected in higher goodwill capitalised and amortised in accordance with US GAAP. The spin-out of OneSteel Limited eliminates this reconciling item.

Employee Entitlements

For the period ended 30 June 2000, provisions for labour redundancies associated with organisational restructuring were charged to profit and loss. For the year ended 31 May 1997, a provision for labour redundancies within the BHP Group's steel operations was charged to profit and loss. In accordance with Australian GAAP, a provision for redundancies can be recognised where positions have been identified as being surplus to requirements, provided the circumstances are such that a constructive liability exists. Under US GAAP a provision for redundancies involving voluntary severance offers is restricted to employees who have accepted these offers. The adjustment is reversed over subsequent periods as the offers are accepted.

Realised net exchange gains and losses

Australian GAAP permits net exchange gains or losses reported in the exchange fluctuation account which mainly relate to assets that have been sold, closed or written down to be transferred to retained earnings. US GAAP requires these net exchange gains or losses be recognised in the profit and loss statement reflecting that they have, in substance, been realised.

Employee Share Plan loans

Under the Employee Share Plan, loans have been made to employees for the purchase of shares in the BHP Entity. Under US GAAP the amount outstanding as an obligation to the BHP Group, which has financed equity, is required to be eliminated from shareholders' equity.

17  Reconciliation to United States (US) generally accepted accounting principles disclosures (cont)

Costs of start-up activities

The BHP Group capitalises as part of property, plant and equipment, costs associated with start-up activities at new plants or operations, which are incurred prior to commissioning date. These capitalised costs are depreciated in subsequent years. Under US GAAP, pursuant to Statement of Practice (SOP) 98-05, costs of start-up activities should be expensed as incurred. In subsequent financial periods, amounts depreciated for Australian GAAP purposes, which have been expensed for US GAAP purposes will be added back when determining the profit result according to US GAAP.

Profit on asset sales

Under US GAAP, profits arising from the sale of assets cannot be recognised in the period in which the sale occurs where the vendor has a significant continuing association with the purchaser. In such circumstances, any profit arising from a sale is recognised over the life of the continuing arrangements.

For the period ended 30 June 2000, the profit on the sale and leaseback of plant and equipment was deferred for US GAAP purposes and will be recognised over the life of the operating lease.

Tax rate change - deferred balances

In November 1999 the Australian federal government passed legislation changing the company income tax rate from 36% to 34% effective 1 July 2000 and to 30% effective 1 July 2001. In accordance with Australian and US GAAP, the result for the half year ended 30 November 1999 included a restatement of deferred tax balances to reflect the expected income tax rate applicable when the timing differences will reverse. For US GAAP purposes an additional restatement was required reflecting the different deferred tax balances that exist after applying US GAAP to certain transactions.

Fair valuation of derivative instruments

For the purpose of deriving US GAAP information, Statement of Financial Accounting Standards No. 133: Accounting for Derivative Instruments and Hedging Activities (FAS 133) became applicable to the BHP Group on 1 July 2000. FAS 133 requires that all derivative instruments be recorded in the Balance Sheet as either an asset or liability measured at its fair value. Derivative instruments are not recognised in the profit and loss statement under Australian GAAP. Fair valuation of derivative instruments held by the BHP Group on 1 July 2000 which qualify as cash flow hedge transactions resulted in a loss of $795 million. This amount has been reported as a component of other comprehensive income in accordance with transitional provisions specified within FAS 133. Fair valuation of both derivative instruments held by the BHP Group on 1 July 2000 which qualify as fair value hedge transactions, and their associated hedged liabilities resulted in a loss of $19 million. This amount has been taken directly to profit and loss in accordance with transitional provisions specified within FAS 133.

Subsequent gains & losses on cash flow hedges are taken to other comprehensive income and are reclassified into profit and loss in the same period the hedged transaction is recognised. Gains and losses on fair value hedges continue to be taken to profit and loss in subsequent periods, as are offsetting gains and losses on hedged liabilities. In both cases, these gains and losses are not recognised until the hedged transaction is recognised under Australian GAAP.

FAS 133 requires that any component of the gain or loss which is deemed to be ineffective be taken to profit and loss immediately. Consequently, premiums paid for derivative instruments are taken to profit and loss at inception of the contract. For Australian GAAP purposes, premiums paid are deferred and included in profit and loss in the same period the hedged transaction is recognised.

17  Reconciliation to United States (US) generally accepted accounting principles disclosures (cont)

The following is a summary of the estimated adjustments to profit for the half years ended 31 December 2000 and 30 November 1999 and BHP shareholders' equity as at 31 December 2000 and 30 June 2000, which would be required if US GAAP had been applied instead of Australian GAAP.
Profit & loss statement
For the half years ended	2000	1999
	$ million	$ million
Net profit attributable to members of the BHP Entity as reported in the consolidated profit and loss statement	1 427	1 081

Estimated adjustment required to accord with US GAAP:

add/(deduct)
- Tax rate change - deferred balances	-	73
- Depreciation - writedowns	(20)	(41)
- revaluations	5	6
- Exploration, evaluation and development expenditure	(3)	-
- Pension plans	(15)	(21)
- Consolidation of Tubemakers of Australia Ltd	(2)	(3)
- Employee entitlements	(7)	-
- Realised net exchange gains and losses	(11)	-
- Profit on asset sales	1	-
- Start up costs	2	(54)
- Fair valuation of derivative instruments	(65)	-

Total adjustment	(115)	(40)

Estimated profit according to US GAAP	1 312	1 041

Earnings per share in accordance with US GAAP (A$ per share)	0.74	0.59

BHP shareholders' equity as at	31 Dec 2000	30 June 2000
	$ million	$ million
Total shareholders' equity	11 079	11 005
deduct Outside equity interests:	671	652

Shareholders' equity attributable to members of the BHP Entity	10 408	10 353

Estimated adjustment required to accord with US GAAP:
(deduct)/add
- Property, plant and equipment - revaluations	(140)	(145)
- Exploration, evaluation and development expenditures	(61)	(58)
- Pension plans	57	72
- Consolidation of Tubemakers of Aust. Ltd	-	93
- Employee entitlements	24	31
- Employee Share Plan loans	(54)	(54)
- Asset write-downs	355	391
- Start-up costs	(14)	(16)
- Profit on asset sales	(29)	(30)
- Fair valuation of derivative instruments	(1 000)	-

Total adjustment	(862)	284

Estimated shareholders' equity attributable to members of the BHP Entity according to US GAAP	9 546	10 637

19  Significant events after end of half year

Matters or circumstances that have arisen since the end of the half year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Company in subsequent accounting periods are detailed on page 7.

Directors' DECLARATION

I, Don R Argus being a Director of BHP Limited state on behalf of the Directors and in accordance with a resolution of the Directors that, in the opinion of the Directors -

(a) the accompanying financial statements set out on pages 10 to 27 are drawn up so as to give a true and fair view of the financial position as at 31 December 2000, and the performance for the half year ended 31 December 2000 of the Company;

(b) the half year consolidated financial statements have been made out in accordance with Australian Accounting Standard AASB1029: 'Half Year Accounts and Consolidated Accounts'; and other mandatory professional reporting requirements;

(c) at the date of this statement there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

D R Argus
Director

Dated in Melbourne this 13th day of March 2001

Independent Review Report

To the members of BHP Limited

Scope

We have reviewed the financial report of BHP Limited for the half year ended 31 December 2000 as set out on pages 10 to 28. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the end of the half year or from time to time during the half year. The company's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB1029 'Half year accounts and consolidated accounts'; and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. The review is limited primarily to inquiries of the company's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half year financial report of BHP Limited is not in accordance with:

(a) the Corporations Law, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2000 and of its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB1029 "Half Year Accounts and Consolidated Accounts" and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

Arthur Andersen
Chartered Accountants

G A HOUNSELL

Partner

Dated in Melbourne this 13th day of March 2001

Selected financial information has been restated on a six months to 30 December basis and is included below. These statistics have not been subject to audit review. The purpose of making such restated data available is to provide information, which is comparable in all material respects with similar entities having a 30 December half year end.

All data presented has been prepared in accordance with Australian GAAP.
	Half year ended 31 December
	2000	1999
STATISTICS	$ million	$ million
Sales revenue ($ million)	10 506	9 285

Net profit before tax ($ million)	2 077	1 327

Net profit attributable to BHP Shareholders ($ million)	1 427	1 210

Shareholders' equity attributable to members of the BHP Entity ($ million)	10 408	10 144

Net tangible assets attributable to members of the BHP Entity ($ million)	10 406	9 974

Number of fully paid shares on issue (million)	1 786	1 774

Weighted average fully paid shares on issue over the period (million)	1 784	1 761

Profit from ordinary activities before tax as a percentage of sales revenue (%) (a)	19.77	14.29

Return on BHP shareholders' equity (annualised % rate) (b)	27.4	23.9

Return on capital (annualised % rate)	17.5	13.6

Basic earnings per share (cents) (c)	80.0	68.8

Earnings per American Depositary Share (US cents) (d)	89.0	90.3

Net tangible assets per fully paid share (A$) (e)	5.83	5.62

Gearing Ratio (%)	38.6	48.0

EBIT Interest Cover (times)	7.6	4.6

EBITDA Interest Cover (times)	10.9	7.3

Average A$/US$ hedge settlement rate (cents)	0.55	0.65

(a) For the six months ended 31 November 1999 profit from ordinary activities as a percentage of sales revenue was 12.74%.

(b) For the six months ended 31 November 1999 return on shareholders equity was 22.0%.

(c) Based on Net profit attributable to members of the BHP Entity divided by the weighted average number of fully paid shares.

(d) Each American Depositary Share represents two ordinary shares. Translated at the noon buying rate on Friday 29 December 2000 was certified by the Federal Reserve Bank of New York A$1=US$0.5560 (30 November 1999 A$1=US$0.6371; 31 December 1999 A$1 = US$0.6560).

(e) For the six months ended 31 November 1999 net tangible assets per fully paid share was $5.46.